Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

What is Net Asset Value (NAV)?



The Yieldstreet Prism Fund allows investors to have exposure to numerous alternative asset classes with just a single investment allocation. The Fund is also the first Yieldstreet investment product that is available to all investors (regardless of net worth or accreditation status). But, unlike Yieldstreet's single asset class offerings, when investing in the Fund, you're purchasing shares in what is known as a Closed-End Fund (CEF). In order to calculate the per-share value of the Fund, we'll be using what is known as Net Asset Value (NAV). Let's take a closer look at NAV, how it is used, and how it will relate to the Yieldstreet Prism Fund.

How is NAV determined?

NAV is determined by dividing the difference between a fund's total assets and liabilities by the number of outstanding shares.

As a formula, NAV is represented as:

NAV = (Assets – Liabilities) / Total number of outstanding shares
For the Yieldstreet Prism Fund, the NAV will be determined on at least a quarterly basis, as well as when the Fund is reopened for shareholder subscriptions.



What's the difference between a share price and a NAV?

A share price is what people buy and sell shares for on an open market. For example, when you purchase stock in a company, the share price of a stock may rise and fall continuously throughout the day. The NAV price of a fund, however, is the per-share value of a fund's assets (minus its liabilities) and is not continuously recalculated throughout the day. As we mentioned above, the NAV for the Yieldstreet Prism Fund will be determined on at least a quarterly basis.

Why will the NAV of the Yieldstreet Prism Fund matter going forward?

NAV is essentially the value at which investors can buy shares of the Fund. For the Yieldstreet Prism Fund, shares won't be traded on an open market, therefore the NAV will be calculated as the fair value for the Yieldstreet Prism Fund, allowing investors to purchase shares from the Fund at the determined NAV price. Because the NAV will include accrued interest, the timing of distribution payments has the potential to affect the NAV.

Will the NAV fluctuate?
Yes the NAV fluctuates with the value of the assets in the Fund and with the income earned by the Fund. But over the long term, the NAV is expected to remain close to its initial value as the Fund expects to distribute income received to shareholders on a quarterly basis.

If you're looking to learn more about distributions or the distribution rate of the Yieldstreet Prism Fund, please read our article on distribution rates and how they relate to the Yieldstreet Prism Fund.

If you would like to learn more about the Yieldstreet Prism Fund, please see the following resources:
What is the Yieldstreet Prism Fund?
What to Expect From the Yieldstreet Prism Fund
Who can invest in the Yieldstreet Prism Fund?
Yieldstreet Prism Fund investment strategy
Where the Yieldstreet Prism Fund fits in the fund landscape
The Yieldstreet Prism Fund Distribution Rate Explained
Yieldstreet Prism Fund FAQs
What is a Distribution Reinvestment Plan (DRIP)?

To familiarize yourself with the details of the Yieldstreet Prism Fund, it's important that you review the prospectus, available for download on this page. Still have additional questions regarding the Yieldstreet Prism Fund? Email the Yieldstreet Team at investments@yieldstreetprismfund.com.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing.

The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or, North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

[1]*We expect to determine the net asset value per share of the Fund's common stock by dividing the value of its investments, cash and other assets (including interest accrued but not collected) minus all liabilities (including accrued expenses, borrowings and interest payables) by the total number of shares of the Fund's common stock outstanding on a quarterly basis. The most significant estimate inherent in the preparation of our financial statements likely will be the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded. There generally is no single method for determining fair value in good faith. As a result, determining fair value usually requires that judgment be applied to the specific facts and circumstances of each investment while employing a consistently applied valuation process for the types of investments the Fund makes. We will be required to specifically determine the fair value of each individual investment on a quarterly basis.*